August 19, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Eric McPhee and Wilson Lee

Re:	Granite Point Mortgage Trust Inc.

Form 10-K for the Fiscal Year Ended December 31, 2024

File No. 001-38124

Dear Mr. McPhee and Mr. Lee:

On behalf of Granite Point Mortgage Trust Inc. (the “Company”), this letter is submitted in response to the letter received by the Company from the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 8, 2025, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2024 (the “2024 10-K”). We have set forth in boldface type the text of the Staff’s comments in the aforementioned comment letter, followed by the Company’s responses in plain text.

Form 10-K for the Fiscal Year Ended December 31, 2024

Notes to the Consolidated Financial Statements

Note 3. Loans Held-for-Investment, Net of Allowance for Credit Losses, page 73

1.	We note your disclosure disaggregating your loan portfolio by property type, geography, risk rating and vintage. Please tell us what consideration you have given to providing additional disclosure disaggregated by other relevant characteristics material to an investor’s understanding of your loan portfolio (e.g., current weighted average loan-to-value ratios, occupancy rates, etc.).

Response:

The Company respectfully acknowledges the Staff’s comment about what consideration we have given to providing additional disclosure disaggregated by other relevant characteristics material to an investor’s understating of our loan portfolio (e.g., current weighted average loan-to-value ratios, occupancy rates, etc.). By way of background, the Company operates as a commercial real estate finance company that focuses primarily on directly originating, investing in, and managing senior floating-rate commercial mortgage loans and other debt and debt-like commercial real estate investments. The Company focuses on originating and managing “transitional” commercial real estate loans, which are typically intermediate-term, primarily floating-rate, loans provided for properties that are undergoing a transition or improvement phase, such as a lease-up, renovation, repositioning or repurposing. These properties are typically not yet stabilized, meaning they have not yet reached their full occupancy or income potential.

As noted in the Staff’s comment, in Note 3. Loans Held-for-Investment, Net of Allowance for Credit Losses of the 2024 10-K, the Company provides disclosures disaggregating the Company’s portfolio of transitional loans by a significant number of characteristics, such as property type, geography, risk rating and vintage, which are credit quality indicators management uses to monitor the loan portfolio. The Company believes that its current disclosures provide investors with information about material attributes of its transitional loan portfolio, including expected losses and risk ratings, in concise language and informative tables that are understandable and relevant to investment decisions.

The Company has considered providing disclosures disaggregated by other characteristics, such as current weighted average loan-to-value ratios and occupancy rates, but does not believe it is appropriate to do so at this time primarily because the importance of these metrics varies significantly from loan-to-loan and therefore, when disaggregated, these metrics are not well suited to assessing the transitional loans in the Company’s portfolio as a whole. Unlike with a stabilized loan, with a transitional loan, metrics such as the loan’s current loan-to-value and the underlying property’s occupancy rate are often in flux, and changes in those values are not necessarily indicative of the loan’s performance or credit quality. For instance, it is not uncommon for a transitional loan to be secured by a commercial property that is initially well-leased but at below-market rents and for the property owner’s business plan to contemplate removing the existing tenants and investing in capital improvements before eventually re-leasing the property at market-level rents. For such a loan, the current loan-to-value ratio and the occupancy rate will naturally be depressed at various points in the property owner’s implementation of its business plan, and not necessarily a sign of poor performance, expected loss or credit quality. Accordingly, the Company believes that such additional metrics are not as meaningful to an investor’s assessment of its portfolio of transitional commercial real estate loans as the information currently disclosed on a disaggregated basis and may even be misleading to investors if disclosed on a stand-alone basis.

Because these metrics vary in importance from loan to loan, they are better suited in other analyses of the Company, such as its determination of allowance for credit losses and risk ratings processes (as described in Note 2. Basis of Presentation and Significant Accounting Policies and Note 3. Loans Held-for-Investment, Net of Allowance for Credit Losses of the 2024 10-K), where they are considered along with other loan specific factors, with varying significance of each factor depending on the respective loan, in understanding the Company’s transitional loan portfolio. The Company believes that information about both the allowance for credit losses and risk ratings, along with its other disclosures, is more relevant to an investor’s understanding of its portfolio of transitional loans and provides more useful insight as to the performance, expected loss and credit quality of the loan portfolio than additional disaggregated metrics, such as current loan-to-value and occupancy, would provide. The Company believes its disclosures provide information that enables users of its financial statements to understand how management monitors the credit quality of its transitional loan portfolio.

While the Company believes that it is currently providing investors with complete and relevant information about characteristics that are material to an understanding of its loan portfolio, given the transitional nature of the loan portfolio, it will continue to analyze loan characteristics and adjust disclosures in the future if appropriate. Should you have any further comments, please direct them to the Company’s Chief Financial Officer, Blake Johnson, via telephone at (212) 362-5500.

Sincerely,

/s/ Blake N. Johnson
Vice President, Chief Financial Officer and Treasurer